EXHIBIT NO. 2


                             BERG ELECTRONICS CORP.
                             101 South Hanley Road
                           St. Louis, Missouri 63105

                                 James N. Mills
                      Chairman and Chief Executive Officer
                                 (314) 746-2218
                              (314) 746-2299 (fax)



                                 January 8, 1998


To Our Stockholders:

     On December 22, 1997, your Board of Directors adopted a Shareholder Rights Plan. As part of that Plan, the Board declared a dividend distribution of one Preferred Stock Purchase Right on each outstanding share of Common Stock and Class A Common Stock of Berg Electronics Corp. (the "Company"). A Summary of Rights explaining the terms of the Rights is enclosed herewith.

     The action taken increases your Board's ability to represent the interests of stockholders of the Company effectively in the event of an unsolicited takeover attempt. The Board considers these Rights to be an appropriate means of protecting both your right to retain your equity investment in the Company and the full value of that investment. Many other companies have issued rights similar to those approved by the Board.

     There are numerous means by which an acquiror can obtain control of a target company upon terms which are unfair to its stockholders and by means which significantly weaken the target company. The Rights contain provisions designed to protect stockholders against abusive practices which can unfairly pressure stockholders to sell their stock at less than full value. Over 1,700 other U.S. companies have issued rights similar to those approved by your Board to protect their shareholders against these tactics.

     The distribution of these Rights is not intended to prevent a takeover of the Company on terms beneficial to its stockholders and, in fact, will not do so. However, it should deter an attempt to acquire the Company in a manner or on terms that the Board determines not to be in the best interests of its stockholders. The Rights are designed to deal with the very serious problem of a takeover attempt that deprives the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company.

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January 8, 1998
Page 2


     The Rights may be redeemed by the Company at $0.01 per Right prior to the close of business on the tenth day after a public announcement that beneficial ownership of 15% or more of the Company's voting stock has been accumulated by a single acquiror or group (with certain exceptions), under the circumstances set forth in the Rights Agreement. The Board (under certain circumstances) may also, in its discretion, extend the period for redemption in accordance with the Rights Agreement. Thus, the Rights should not interfere with a negotiated merger or other business combination approved by the Board.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no present dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you under current federal income tax law, and will not change the way in which the Company's shares of Common Stock and Class A Common Stock may be traded. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

     The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The Board carefully considered those views and concluded that the arguments are speculative and unconvincing and certainly do not justify leaving stockholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking its own advantage, not yours. The Board believes that these Rights represent a sound, reasonable and appropriate means of addressing the complex issues of corporate policy developed as a response to the threat of coercive takeovers.

     In declaring the Rights dividend, we have expressed our confidence in Berg's future and we believe we have increased your ability to participate in that future.

                                   Sincerely,

                                   /s/  James N. Mills
                                   ------------------------------------------
                                   James N. Mills
                                   Chairman of the Board and
                                      Chief Executive Officer